

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

June 3, 2016

Via U.S. Mail

Thomas W. Christopher, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022

> **Re:** **Apollo Residential Mortgage, Inc.**
> **Amended Schedule 13E-3**
> **Filed May 23, 2016 by Apollo Residential Mortgage, Inc., et. al.**
> **File No. 005-86477**
>
> **Apollo Commercial Real Estate Finance, Inc.**
> **Amended Form S-4**
> **Filed May 23, 2016**
> **File No. 333-210632**

Dear Mr. Christopher:

We have reviewed the above filings and have the following comments.

Amended Schedule 13E-3

1. We reissue prior comment 4. While we agree with your statement that the staff views Rule 13e-3 broadly, we disagree with your response that your decision to file a Schedule 13E-3 does not show or imply an affiliate relationship.

2. We reissue the last sentence of prior comment 5.

Amended Registration Statement on Form S-4

General

3. We note your response to comment 6 of our letter dated May 4, 2016. Please note that we will not be in a position to declare your registration statement effective until you have resolved all comments raised on the staff's review of your Form 10-K for the fiscal year ended December 31, 2015.

4. We note your response to prior comment 7. We may have additional comments once you fill in the remaining blanks, including the consideration to be paid.

5.   We note your form of proxy card filed in response to prior comment 8. Revise the form to mark it as preliminary.

Summary - Voting by AMTG's Directors and Officers in the Transactions, page 20

6.   We note your response to prior comment 12. While we recognize that each party established a special committee of independent directors to negotiate the transaction, we believe that in the context of a going private transaction subject to Rule 13e-3 in which an affiliate is engaged, the negotiations may not be deemed as "arm's-length."

Special Factors, page 25

7.   Refer to our prior comment 9. In light of the instruction in Rule 13e-3(e)(1)(ii) referenced in prior comment 9, please move the section "Parties to the Transaction" such that it appears after the disclosure responsive to Items 7, 8 and 9 of Schedule 13E-3.

8.   We note your response to prior comment 2. Revise your disclosure relating to the parties to the transaction to include all of your disclosure in the prospectus to be delivered to security holders instead of incorporating such disclosure by reference.

AMTG's Reasons for the Transactions and Recommendation of AMTG's Board of Directors, page 46

9.   We note the revisions made in response to prior comment 11. It is unclear how adding the words "*at this time*" to the existing disclosure are responsive to the required disclosure: in this respect, we note that some of the factors listed are necessarily related to the current transaction but would be related to any other transaction at any other time in the company's history, and some factors have been present for some time.

10.   We note the revisions made in response to prior comment 26. Given the pricing structure of the transaction, please revise clause (ii) in the fourth bullet point on page 47 to explain why this is a factor supporting a fairness determination in light of the possibility that ultimately the price may be at a discount to the pre-announcement closing price of AMTG's common stock.

11.   Refer to the revised disclosure in response to prior comment 28 included in the fourth bullet point on page 48. To the extent possible, quantify the liquidation expenses referenced in clause (i) and the additional expenses referenced in clause (iii).

12.   We reissue prior comment 29. The fairness determination required to be made under Item 1014 of Regulation M-A must be as to unaffiliated security holders. The fairness opinion rendered by Morgan Stanley, adopted by AMTG in support and as part of its fairness determination, includes among the security holders addressed affiliates of yours other than those listed (for example, your officers and directors). Thus, please revise your disclosure to address the differences in the group of security holders addressed by the Morgan Stanley opinion, on the one hand, and your fairness determination, on the other.

Position of AMTG as to the Fairness of the Mergers, page 55

13.   Please tell us, with a view toward revised disclosure, whether AMTG considered any negative factors in reaching its fairness determination. For example, did AMTG consider the possibility that the transaction consideration may decline in value a factor against a determination that the going private transaction is fair?

14.   Please disclose here the substance of the last sentence of your response to prior comment 32.

15.   We note your response to prior comment 35 and we reissue it. Your response refers to preliminary presentations made by Morgan Stanley, not to the presentation dated February 25, 2016, which appears to have been the final presentation and the presentation upon which the Special Committee and the board of directors based their fairness determination. We note that some comparable company information is included on page 11 of exhibit (c)(8) to Schedule 13E-3 but that no comparable transaction information is included there.

Opinion of the Financial Advisor to the AMTG Special Committee

Comparable Company Analysis, page 61

16.   To the extent possible, disclose the data underlying the P/BV Ratio and Dividend Yield results disclosed on page 62 for each comparable company, provided it was included in the presentation made to AMTG's Special Committee and board of directors.

17.   We reissue prior comment 37 as we are unable to find the revised disclosure responsive to our comment.

<u>Certain AMTG Unaudited Prospective Financial Information, page 83</u>

18.   We reissue prior comments 39 and 40. As you point out in your response, the C&DI states that the exemption is available when disclosure is made **pursuant to** Item 1015 of Regulation M-A (emphasis added). Your disclosure of projections is not required by Item 1015 of Regulation M-A as it relates to Form S-4 or Schedule 13E-3.

         Please direct any questions relating to the going private transaction filings to Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3619.

                          Sincerely,

                          /s/ Daniel F. Duchovny
                          Daniel F. Duchovny
                          Special Counsel
                          Office of Mergers & Acquisitions